Exhibit 99.1

VIQ Solutions Hires Sales Leaders to Accelerate Growth in Insurance and Criminal Justice Industries

Industry veterans join sales team to scale product and services revenue to meet growing customer and partner demand

PHOENIX, ARIZONA, June 15, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX: VQS and OTC Markets: VQSLF), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced hiring two sales leaders within the Sales organization to drive growth and support VIQ’s digital transformation initiatives.

Sharon Schwans is appointed Director of Sales, Insurance Services. She brings nearly 15 years of industry experience, with past roles in sales productivity, account management, and business development. Ms Schwans’ background includes managing key accounts and the sales of insurance products and services for top companies including Genworth Financial Thrivent Financial, John Hancock, Wells Fargo, and York Risk Services. She holds a BS Marketing from San Diego State University, and an MBA from Indiana Wesleyan University.

Stephen Gaus is appointed to Director of Sales, Criminal Justice and Partner Relations. He brings nearly 25 years of industry experience, with past roles in business development, sales and strategic alliances, public sector sales and channel strategy from his various roles at Verizon, Opti-Script and Siemens. Prior to joining VIQ Solutions, Mr. Gaus was the Director of Business Development at the Leapfrog Group, a District of Columbia based nonprofit Hospital Quality and Safety transparency organization where he developed new markets and supported Leapfrog’s partner network.

“This is the beginning of a broad global expansion designed to extend our footprint and deliver AI-powered workflows to support the monetization of the vast amount of digital content recorded annually,” said Susan Sumner, VIQ President and Chief Operating Officer. “Our investment in sales and marketing will continue to drive our leadership position worldwide.”

“Through bold innovation and thoughtful risk-taking our leadership team has positioned VIQ for the significant growth of our world-class solutions and services,” said Sebastien Paré, VIQ Chief Executive Officer. “With the new omnibus plan, we continue to align the best interests of the company and our shareholders with the best interest of the executive team, to position VIQ for long-term value creation.”

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com or call 800- 263-9947.

About VIQ Solutions Inc.

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, media, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, management’s targets for the Company’s growth, as well as the size, scope, and timing of the implementation of projects currently in the pilot phase.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s recent initiatives, and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements or information is based on current expectations, estimates and projections that involve several risks and uncertainties which could cause actual results to differ materially from those anticipated by VIQ including risks related to the COVID-19 pandemic and other risks discussed or referred to under the heading "Risk Factors" in the Company’s Annual Information Form for the financial year ended December 31, 2020, which is available at www.sedar.com. These risks and uncertainties may cause actual results to differ materially from the forward-looking statements or information. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.